Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

June 2004

AEGON N.V.

50 AEGONplein

2591 TV THE HAGUE

The Netherlands

AEGON N.V. published a report entitled “Embedded Value 2003” on June 7, 2004 as well as an accompanying fact sheet. Those documents are attached hereto as exhibits 99.1 and 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: June 7, 2004	By	/s/ E. Lagendijk
E. Lagendijk
Senior Vice President and General Counsel